Filed Pursuant to Rule 253(g)(2)
File No. 024-12540

CALIBERCOS INC.

This Offering Circular Supplement No. 1 (“Offering Circular Supplement No. 1”) relates to the Offering Circular of CaliberCos Inc., a Delaware corporation (the “Company”), dated March 13, 2025 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 1 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 1 is being filed to include the CUSIP information for the Series AA Cumulative Redeemable Preferred Stock being offered pursuant to the Offering Circular.

This Offering Circular Supplement No. 1 should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular, except to the extent that the information in this Offering Circular Supplement No. 1 supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

There is no existing public trading market for the Series AA Preferred Stock, and we do not anticipate that a secondary market for the stock will develop. We do not intend to apply for listing of the Series AA Preferred Stock on any securities exchange or for quotation in any automated dealer quotation system or other over-the-counter market. Our Class A Common Stock is quoted on the Nasdaq Capital Market under the symbol “CWD.”

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 1 is March 31, 2025.

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 13, 2025

THIS SUPPLEMENT IS DATED MARCH 31, 2025

This Offering Circular Supplement No. 1 is being filed to provide the CUSIP numbers related to the offering by CaliberCos Inc., a Delaware corporation (the “Company”), of shares of Series AA Cumulative Redeemable Preferred Stock (the “Offering’) on the terms set forth in the Offering Circular. The Offering is a continuously offered security featuring a three-year maturity from issuance. To ensure that clients’ purchasing through the DTC system are able to track their respective maturity dates based on the calendar quarter in which they are purchased, the Company has elected to utilize a unique CUSIP during each calendar quarter of the offering period. The below table outlines the CUSIPs and their respective offering and maturity dates.

CUSIP#	Issuance / Offering Start Date	Offering End Date	Maturity Date
13000T208	4/1/2025	6/30/2025	3/31/2028
13000T307	7/1/2025	9/30/2025	6/30/2028
13000T406	10/1/2025	12/31/2025	9/30/2028
13000T505	1/1/2026	3/31/2025	12/31/2028

The Offering Circular and related supplements are available here:

https://www.sec.gov/Archives/edgar/data/1627282/000110465925023523/tm2430159d4_253g2.htm.